New Power-One, Inc.

740 Calle Plano

Camarillo, California 93012

April 23, 2010

VIA EDGAR AND HAND DELIVERY

Attn: Mary Beth Breslin

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	New Power-One, Inc.
Amendment No. 1 to Registration Statement on S-4 filed April 16, 2010
File No. 333-165533

Dear Ms. Breslin:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in the letter dated April 22, 2010 (the “Comment Letter”), regarding the above-captioned Registration Statement of New Power-One, Inc. (the “Company” or “we”) on Amendment No. 1 to Form S-4 filed with the Securities and Exchange Commission on April 16, 2010 (the “Registration Statement”), as amended by Amendment No. 2 to the Registration Statement filed concurrently herewith (“Amendment No. 2”).  We also are forwarding, via courier, a copy of this letter and three (3) courtesy copies of Amendment No. 2 in paper format marked to show changes from the Registration Statement as originally filed.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text.

1.             Please submit as correspondence on EDGAR your response to prior comment 5.

In response to comment 5 included in the Staff’s letter dated April 13, 2010, in respect of the New Power-One, Inc. S-4 registration statement (File No. 333-165533), which comment asked us to provide our basis for the belief that public companies with net operating losses appear to be more frequently implementing similar actions to those New Power-One is proposing to protect their NOLs, we provided the following list of some public companies who have relatively recently taken similar actions:

•      EDCI Holdings,  File Number 333-151415.

•      D.R. Horton, Inc., File Number 001-14122

•      Access Integrated Technologies, File Number 001-31810.

•      Casual Male Retail Group Inc.,  File Number 001-34219.

•      Youbet.com Inc.,  File Number 001-34276.

•      Internet Brands, Inc., File Number 001-33797.

•      Pulte Homes, Inc., File Number 001-09804.

•      Infospace Inc., File Number 001-25131.

•      Ryland Group, Inc., File Number 001-08029.

Why is Power-One proposing the Reorganization?, page 2

2.     With a view toward disclosure, please describe the “recent, routine investment transactions by certain institutional investors” to which you refer in the disclosure revised in response to prior comment 1.  Also explain how these transactions led you to conclude that “it is becoming increasingly likely” that a transaction could occur that risk the loss of some NOLs.  Finally, we not your statement that the recent transactions could put “some” of your NOLs at risk of loss.  Please clarify the portion of your NOLs that is at risk by the transactions you reference.

We acknowledge the Staff’s comment and have expanded the disclosure in Amendment No. 2 to describe the recent, routine investment transactions by institutional investors, which have occurred where such investors were either unaware of our rights plan limitations or misunderstood their applicability to their proposed investment have occurred, suggesting the possibility of future inadvertent transactions that could jeopardize the NOLs as a result of the change of control rules.  We do not believe that it would be informative to identify these situations with any greater specificity, because they did not trigger adverse consequences under the rights plan and the company would not want to discourage future dialogue with its investors or potential investors by making such a disclosure.

We have also clarified that these types of transactions could significantly limit our use of NOLs going forward because of the change of control rules applicable to NOLs.  While it is generally understood that a change of control can limit the use of NOLs, the limitations are determined based on a variable formula prescribed by IRS Code Section 382, as a result of which it is impossible to state definitively the portion of NOLs that are at risk, as the determination would be made only upon a change of control and based on the application of the formula at that time.

Undertakings, page 11-2

3.     We note your response to prior comment 6; however, your response relates only to Item 512(g) and does not address Item 512(a) that was specifically referenced in our previous comment.  Therefore, we reissue the comment.

In response to the Staff’s comment, we have revised Item 22 to include undertakings required by Regulation S-K Item 512(a) related to an offering under Rule 415.

We appreciate the Staff’s responsiveness with respect to the Company’s filings and look forward to resolving any concerns the Staff may have.  If you have any questions, please contact me at (805) 987-8741 as soon as possible with any questions regarding the foregoing responses.

Very truly yours,

/s/ Tina McKnight
Tina McKnight
Secretary and General Counsel